

1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Dated May 2, 2002

For the month of March 2002

United Microelectronics Corporation
(Translation of Registrant's Name into English)

No. 3 Li Hsin Road II
Science-Based Industrial Park
Hsinchu, Taiwan, R.O.C.
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

Editorial Contacts:

In the USA:
KJ Communications
Eileen Elam
(650) 917-1488
KjcomE@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

For Immediate Release

UMC Statement regarding Recent Taiwan Earthquake

HSINCHU, Taiwan, March 31, 2002—United Microelectronics Corporation (NYSE: UMC) today reported its employees are safe and there was no interruption in power or water service following the 6.8 magnitude earthquake (Hsinchu 4.0, Tainan 2.0) that shook Taiwan on the afternoon of March 31st. A very minimal amount of equipment was slightly affected but UMC's engineering team is working hard to speed the full recovery.

"UMC is constantly upgrading and evaluating its practices to provide a safe working environment to better prepare for man-made and natural disasters, as demonstrated by our rapid wafer ramp-up following the 9/21 earthquake in 1999," said Robert Tsao, Chairman of UMC. "We are glad that this preparation has also helped minimize the disruption following this recent earthquake."

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

Editorial Contacts:

In the USA:
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

For Immediate Release

UMC Appoints John Hsuan as CEO

Robert Tsao will continue to serve as company Chairman

Hsinchu, Taiwan, April 1, 2002-- UMC (NYSE: UMC) announced today that effective April 1st, Robert Tsao will no longer serve as the company CEO. The position will be taken over by Vice Chairman John Hsuan, while Robert will continue to serve as Chairman for the company.

UMC expressed, "This top-level reorganization will allow our management team to maximize our efficiency by allowing us to better specialize our individual efforts. Vice Chairman John Hsuan possesses extensive sales and marketing experience, making him a particularly ideal candidate for the CEO position. This move also reflects UMC's customer-centric mentality, as it will create a more dynamic management team allowing us to further focus our efforts towards gaining market share as the industry recovers."

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

###

United Microelectronics Corporation
April 2, 2001

Subject: Clarification to Economic Daily' report on 4/2/2002

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-31

Content:

1. **News media: Economic Daily**
2. **Reporting date: 4/2/2002**
3. **Reporting content: It is reported that UMC receiving the order from TI**
4. **Information provided by investor: N/A**
5. **Explanation from the Company: The Company has always been aware the importance and protective of our clients' confidentiality, and our policy is not to discuss any business issues related to our clients.**
6. **Contingency plan: N/A**
7. **Other remarks: N/A**

Editorial Contacts:

In the USA:
KJ Communications
Eileen Elam
(650) 917-1488
KjcomE@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

For Immediate Release

UMC Status Update Regarding Recent Taiwan Earthquake

HSINCHU, Taiwan, April 2, 2002—United Microelectronics Corporation (NYSE: UMC) today made a final announcement regarding its impact evaluation for the 6.8 magnitude (Hsinchu 4.0, Tainan 2.0) earthquake that struck Taiwan on March 31st.

Although the earthquake caused some loss of productivity on March 31st and the following day, production is already approaching 100% of the level immediately prior to the earthquake. UMC's Fab 12A, located in Tainan, was completely unaffected by earthquake. There were very minor losses associated with a small number of wafers that must be scrapped due to damage incurred during the earthquake.

"We are pleased that our previous preparations and the timely response from our engineering team have allowed us to realize only a slight disruption from this recent earthquake," said Robert Tsao, Chairman of UMC. "We are also thankful for the safety of our employees and would like to assure our customers that production will proceed as usual."

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

United Microelectronics Corporation
April 2, 2002

Subject: Announcement on the disposal of Trecenti Technologies Inc. stock

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-20

Content:

1) **Name of the security: Trecenti Technologies Inc.**
2) **Transaction date: April 2 , 2002**
3) **Transaction quantity:240,000 shares; Unit price: JPY 44,583.33; Total amount: JPY 10,700,000,000**
4) **Name of the counter-party and relationship with the Company: Hitachi Ltd.; not related to the Company.**
5) **Gain (or loss) on the transaction: NTD 1,394,978,448 in profit**
6) **Payment term：a. 2002/04/30 – JPY 4,280,000,000**

   b. 2002/06/30– JPY 4,280,000,000

   c. 2002/10/31– JPY 2,1400,000,000
7) **Transaction method: Negotiation**
8) **Price appraisal: According to the net worth per share JPY 22,171.92**
9) **Accumulated (including this transaction) quantity: 0 shares; book value: NTD 0; percentage hold: 0%**
10) **Total asset ratio: 23.71%; stockholder's equity ratio: 32.24%; operating capital (current quarter): NTD 50,315,374,000**
11) **Purpose of acquisition or disposal: financial maneuver**

12) Other disclosure: None









Press Information No. E 020

UMC and Micronas Collaborate on Low-cost, High-performance Flat-panel Video Controller ICs

Companies achieve first-pass yield success for DPS 9450 SoC design

Freiburg (Germany), and Hsinchu City (Taiwan), April 2, 2002-- Micronas, the Germany-based IC developer, and UMC (NYSE: UMC), a world leading semiconductor foundry, today announced the first-pass silicon success of the DPS 9450 video controller chip. The DPS 9450, designed in UMC's 0.18 micron mixed-mode CMOS technology, provides a single-chip solution that greatly simplifies integration of video and TV functionality for the fast-growing flat-panel display market that includes LCD and plasma displays.

The DPS 9450 is a true system-on-chip design that includes IP, embedded memories, I/Os and customized high-performance analog macros. The combination of these elements into one IC ensures that the DPS 9450 controller chip is able to deliver higher performance with greater efficiency at lower system costs over traditional multi-chip configurations.

"The short development window in which we have been able to achieve these outstanding results reflects the close cooperation and technological expertise that exists between our two companies' teams," commented Fu Tai Liou, chief officer of worldwide sales and marketing for UMC. "Through our cooperative efforts, Micronas is able to provide their chips for the flat panel market, an area with tremendous growth potential in the coming years."

The DPS 9450 can work in conjunction with Micronas' MDE 9500 TV audio/video decoder systems as well as with the Multi Standard Sound Processors of the MSP-Family, both of which are being produced by UMC. With the latest development, the MDE 9500, a



Press Information No. E 020





hybrid analog/digital TV decoder IC, Micronas can provide state-of-the-art system solutions for digital broadcast decoding and advanced display performance. The MSP chips integrate demodulator and baseband functions for use in TV sets and have become the industry's most successful chips in its class, working together with all major TV standards world wide. Also part of Micronas TV frontend system solutions are the members of the VSP 94xy family of scan rate converter chips enabling 100 Hz and progressive scan television designs at very competitive prices.

"This single-chip solution will give the flat-panel display market a boost in time to market and an edge in performance over traditional solutions", said Nik Kaeppeler, vice president of operations at Micronas, "Upcoming video products will profit from this first-pass success."

About UMC
UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

About Micronas
Micronas (SWX: MASN, Neuer Markt Frankfurt: MNSN), a semiconductor company group with worldwide operations, is a leading supplier of cutting-edge IC and sensor system solutions for consumer electronics, multimedia and automotive electronics. The holding is headquartered in Zurich (Switzerland). Currently, the







Press Information No. E 020

Micronas group employs about 1500 people. In 2001, it generated over CHF 566 Million in sales. For more information on Micronas and its products, please visit www.micronas.com.

Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

Micronas
Iris Bahr
+49 (761) 517-2324
mailto:Iris.Bahr@Micronas.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com



www.umc.com

Contacts:

Chitung Liu / Ite Pan
UMC, Investor Relations
(886) 2-2700-6999 ext. 6957
Chitung_Liu@umc.com
Ite_Pan@umc.com

Luca Biondolillo / Susan Borinelli
Breakstone & Ruth
(646) 536-7012/ 18
Lbiondolillo@breakstoneruth.com
Sborinelli@breakstoneruth.com

Happy Wealth Holdings Ltd. and UMC Cancel Equipment Deal

Taipei, Taiwan, April 3, 2002 - United Microelectronics Corporation (NYSE: UMC), a world leading semiconductor foundry, today announced the cancellation of an equipment deal with Happy Wealth Holdings Limited. Happy Wealth originally agreed to purchase fab equipment from UMC on January 18, 2002. Both companies came to a mutual agreement regarding the termination deal in which no actual equipment had actually been delivered.

Happy Wealth Holdings Limited initially proposed the agreement cancellation with UMC, citing issues with its buyers that could not be resolved to satisfy all parties. UMC was willing to terminate this deal as it anticipates needing added production capacity to address growing customer demand, especially for 0.25 and 0.35 micron technologies. This equipment will immediately begin activated by UMC for production.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

United Microelectronics Corporation
April 4, 2002

Subject: The board meeting approved a resolution on the issuance of exchange bond.

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-11

Content:

1) **Board meeting approval date: April 4, 2002**
2) **Name: United Microelectronics Corporation 1st round of overseas exchange bond**
3) **Total issuance amount: approximately USD 270 million**
4) **Face value: USD 10 thousand each or greater**
5) **Issuance price: at par**
6) **Issuance period: 5 year**
7) **Coupon rate: Chairman is authorized to determine according to market condition.**
8) **Type, name, amount of collateral and covenant: N/A**
9) **Use of proceed: to increase Fab8D semiconductor manufacturing equipment**
10) **Fund raising method: Chairman is authorized to determine according to market condition.**
11) **Trustee of bond: Chairman is authorized to determine according to market condition.**
12) **Underwriting or selling agent: Chairman is authorized to determine according to market condition.**
13) **Guarantor: N/A**
14) **Principal and interest paying agent: Chairman is authorized to determine**

according to market condition.

15) **Certified agent: Chairman is authorized to determine according to market condition.**

16) **Term for convertible bond: Chairman is authorized to determine according to market condition.**

17) **Term for call option: Chairman is authorized to determine according to market condition.**

18) **Term for put option: Chairman is authorized to determine according to market condition.**

19) **Other remarks: The convertible bond issuance will be subjected to the approval of R.O.C. Securities and Future Commission. Additional announcement will be made thereafter when terms and conditions are materialized.**

United Microelectronics Corporation

April 10, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2002

1) Sales volume (NT$ Thousand)

Period	*Items*	*2002*	*2001*	*Changes*	*%*
March	*Invoice amount*	4,701,077	6,917,720	-2,216,643	-32.04
Jan –March	*Invoice amount*	14,821,963	24,485,077	-9,663,114	-39.47
March	*Net sales*	4,548,276	6,586,089	-2,037,813	-30.94
Jan –March	*Net sales*	12,158,840	23,592,698	-11,433,858	-48.46

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*March*	*Bal. as of period end*
UMC	26,671,391	0	0
UMC's subsidiaries	2,019,674	(64,127)	1,955,547

3) Endorsements and guarantees (NT$ Thousand)

	Limit of endorsements	*March*	*Bal. as of period end*
UMC	53,342,782	0	0
UMC's subsidiaries	29,624	176	15,912
UMC endorses for subsidiaries		0	0
UMC's subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

a-2 Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

b Trading purpose : None

Editorial Contacts:
In the USA:
KJ Communications
Eileen Elam
(650) 917-1488
KjcomE@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex.hinnawi@umc.com

UMCi Holds Topping Off Ceremony for 300-mm Semiconductor Fab in Singapore

Important Milestone Towards January 2003 Equipment Installation

Singapore, April 11, 2002—UMCi, the Singapore-based joint venture between the world leading semiconductor foundry UMC (NYSE: UMC), Infineon Technologies AG (IFX), and EDBI, today held the topping off ceremony for its 300-mm wafer fab in the Pasir Ris Wafer Fab Park in Singapore. Robert Tsao, Chairman of UMC and UMCi, and UMCi President Chris Chi hosted the event. The "topping off" ceremony was held to commemorate the completion of the roofing structure of the fab, an important milestone in the completion of the civil construction stage of the facility. UMCi is now on a new schedule to install production equipment in January 2003 in preparation for pilot production in the following quarter.

"We are extremely pleased to be completing this stage of the construction for the world's most advanced semiconductor fab. The high quality infrastructure in Singapore has more than met our expectations. We expect UMCi to be entering production just in time to meet the rising demand for foundry services that take advantage of UMC's state-of-the-art process technology, the technology jointly developed with Infineon, and UMC's 300-mm manufacturing experience," said Robert Tsao, Chairman.

Investment in the facility is expected to reach US$3.6 billion, with a total planned capacity of 40,000 wafers per month. Production will begin in the second quarter of 2003 and will focus on large die-size system-on-chip (SOC) chips utilizing UMC's advanced 130-nm (0.13-um) and 90-nm copper/low k process technologies.

In preparation for the operation of the new facility, UMCi will hold a career fair recruiting event on May 11th and 12th. The event will be held from 9:00am until 6:00pm on each of the days at Singapore's Conrad Hotel. For more information, please visit www.umc.com/umci/careers.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

###

United Microelectronics Corporation

For the month of March, 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of March, 2002

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as May 30, 2001*	*Number of shares held as of February 28, 2002*	*Number of shares held as of March 31, 2002*	*Changes*
N/a	N/a				

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders : None

3) The acquisition assets (NT$ Thousand)

Description of assets	*March*	*Jan –March*
Semiconductor Manufacturing Equipment	599,069	2,004,880
Fixed assets	0	270

4) The disposition of assets (NT$ Thousand)

Description of assets	*March*	*Jan –March*
Semiconductor Manufacturing Equipment	28,870	8,956,787
Fixed assets	0	7,687

UMC



Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

Trident
Stephanie Won
Trident Microsystems
(408) 991-8800
public_relations@tridentmicro.com
www.tridentmicro.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

UMC Produces 130nm Graphics ICs for Trident

Trident XP4 graphics processor delivers breakthrough performance-per-watt for notebook applications

Hsinchu, Taiwan, and WinHEC, Seattle, WA, April 15, 2002 -- Trident Microsystems, Inc. (Nasdaq: TRID), and UMC (NYSE: UMC) today announced that Trident is now sampling the XP4™, the industry's first 3D graphics processor fabricated using UMC's advanced 130nm process technology. The XP4 fully implements the DirectX 8.1 graphics standard from Microsoft and delivers 1 billion pixels/sec performance while consuming less than 3 watts (max). The breakthrough performance-per-watt is more than twice that of other leading graphics companies' top processors.

The XP4 uses only 30 million transistors, which is less than half the number of transistors of the nearest desktop equivalent in functionality and performance. UMC's leading edge 130nm process allows the XP4 to benefit from three significant technical advances:

- Faster transistors that enable higher clock rate, corresponding to higher performance. XP4 engine clock reaches 250MHz and DDR memory clock reaches 666MHz, both of which are the industry's highest clock rate for notebooks with DX8.1 capability.
- Smaller device geometry which produces smaller chip size and results in lower

production cost.

- Lower operating voltage which causes much less power dissipation. A voltage reduction from 1.8 volts (in 180nm process) to 1.2 volts (in 130nm process) can reduce the power dissipation to less than 50%.

"We are very pleased with UMC's 130nm process as it represents the best in CMOS process technology and the most competitive in production cost," said J.H. Chang, senior vice president of engineering for Trident. "XP4 product leadership with respect to performance, feature set, power and cost would not have been made possible without such an advanced process technology and excellent technical support from UMC".

UMC's 130nm technology platform features up to 8 copper interconnect layers and low-k dielectric insulating material to enable the high performance characteristics of the XP4. A wide range of technology options is available for the process including embedded DRAM and SRAM.

Fu Tai Liou, Chief Officer of worldwide sales and marketing for UMC, said "We are pleased to be working with Trident to help them meet the growing market demand for high performance / high efficiency graphic solutions for notebook computing. Trident's expertise in the graphics area combined with UMC's advanced 130nm technology have resulted in an extremely high performance graphics chip to effectively address this market segment."

The XP4 samples are available now for evaluation and are priced at $39.95 in large quantities.

About Trident Microsystems, Inc.

Trident Microsystems, Inc. (Nasdaq: TRID), based in Sunnyvale, California, designs, develops and markets digital media for the masses in the form of graphics controllers and multimedia integrated circuits for desktop and portable computing applications. Trident's products are sold through a network of OEMs, original design manufacturers (ODMs) and system integrators worldwide. Please visit www.tridentmicro.com for more information.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

###

United Microelectronics Corporation
April 17, 2002

Subject: Announcement on the disposal of Mediatek stock

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-20

Content:

1) Name of the security: Mediatek Inc.
2) Transaction date: April 2 , 2002 ~ April 17, 2002
3) Transaction quantity:648,000 shares; Unit price: NTD728.31; Total amount: NTD471,943,000
4) Gain (or loss) on the transaction: NTD 453,835,786 in profit
5) Relationship with the transaction party: Investee company under cost method
6) Accumulated (including this transaction) quantity: 44,438,600 shares; book value: NTD 1,241,758,276; percentage hold: 14.06%
7) Total asset ratio: 23.71%; stockholder's equity ratio: 32.23%; operating capital (current quarter): NTD 50,315,374,000
8) Purpose of acquisition or disposal: financial maneuver
9) Other disclosure: None

United Microelectronics Corporation
April 19, 2002

Subject: Announcement on information regarding to the Company's 4th phase of Share Repurchase Program

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-35

Content:

1) **Maximum amount of fund used for repurchase: NTD 7,100,000,000**
2) **Projected repurchase date: February 20, 2002 to April 19, 2002**
3) **Projected repurchase quantity: 100,000,000 shares**
4) **Projected repurchase share type: common share**
5) **Repurchase price range: NTD31.0 ~ NTD71.0 per share**
6) **Projected last date or completion date of repurchase:4/19/2002**
7) **Number of shares repurchased : 49,114,000 shares**
8) **Type of shares repurchased: common share**
9) **Total amount spend: NTD 2,178,287,311**
10) **Average purchase price: NTD 44.35**
11) **Accumulated purchase shares: 215,574,000 shares**
12) **Percentage of accumulated purchase shares: 1.62%**
13) **Reason for not completing repurchase before program ended: The Company's share prices had been stable during the repurchase period. In consideration of the shareholders' rights and interests and the willingness of employees' participation in stock option plan, the repurchase program was not fully executed.**
14) **Other remark: N/A**

United Microelectronics Corporation
April 22, 2002

Subject: Announcement on the disposal of AU Optronics Corp. stock

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-20

Content:

1) **Name of the security: AU Optronics Corp.**
2) **Transaction date: April 22 , 2002**
3) **Transaction quantity:80,000,000 shares; Unit price: NTD 47.5; Total amount: NTD 3,800,000,000**
4) **Name of the counter-party and relationship with the Company: Public Offering; not related to the Company.**
5) **Gain (or loss) on the transaction: NTD 2,612,366,509 in profit**
6) **Payment term：2002/04/22 –NTD 3,800,000,000**
7) **Transaction method: Book building**
8) **Accumulated (including this transaction) quantity: 480,276,250 shares; book value: NTD 7,129,901,991; percentage hold: 16.17%**
9) **Total asset ratio: 23.73%; stockholder's equity ratio: 32.26%; operating capital (current quarter): NTD 50,315,374,000**
10) **Purpose of acquisition or disposal: financial maneuver**
11) **Other disclosure: None**

UMC


SuperH

Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

SuperH
SuperH, Inc. (US)
Roy Bumsted: (212)-686-0131
Mary Jane Reiter: (408)-725-1239
maryjane@dunwoodie.com

SuperH (UK), Ltd.
Ewan Davy or Alice Hindle:
44-(0)117-9227799
Robert Fenner: 44-(0)207-2555417

SuperH (Japan), Ltd.
Takao Nakane or Tsuneo Funabashi:
81-(0)42-359-6331

UMC First Foundry to Offer SuperH, Inc. Microprocessor Core

Customers Can Now Utilize UMC's 130nm CMOS Process for the Production of Designs Featuring SH-4 32-bit Cores

HSINCHU TAIWAN, and SAN JOSE, Calif., – April 23, 2002 – UMC (NYSE: UMC) a world leading semiconductor foundry, and SuperH, Inc., a leading independent global IP provider that develops and licenses 32-bit and 64-bit RISC microprocessor cores for the open market, today announced that UMC is the first pureplay semiconductor foundry to offer SuperH™ IP cores to the companies' mutual customers. The SH4-200 series, 32-bit RISC microprocessor cores designed for the open market are currently ready to be proven on UMC's 130nm process technology and are available to customers through the foundry's comprehensive Gold IP™ program.

As a result of the agreement, semiconductor and system companies will have access to silicon verified SH-4 cores, through UMC, for use in system-on-chip integrated circuits. The process-optimized-fixed cores can also be easily combined with UMC's vast offering of compatible libraries and IP elements.

"SuperH SH-4 customers can now proceed quickly to market using UMC's renowned foundry expertise," said Rick Chapman, vice president of marketing and sales for

SuperH, Inc. "This alliance with UMC also signifies broad market acceptance of the SuperH architecture."

The SH-4 RISC processor core has been designed into integrated circuits used in the automotive, digital consumer and residential gateway markets. The SH-4 core is widely supported by third-party hardware development tools, compiler chains and operating systems and features a 16-bit fixed length instruction set for excellent code efficiency. The 266 MHz SH-4 core features a powerful single- and double-precision IEEE754-compliant floating point unit (FPU). The FPU can make 4 single-precision vector/matrix calculations for superior handling of floating point signal processing algorithms and 3D graphics in gaming and car navigation applications.

Tai Sheng Feng, vice president and division director of Design Services for UMC said, "SuperH has demonstrated broad appeal for its microprocessor cores for a wide range of semiconductor markets. As such, we are pleased to offer this IP resource for our 130nm process technology to our mutual customers through our Gold IP program."

The SH4-200 series provides low-power, high-performance solutions in a range of price and performance options. Features of the SH4-200 series include:

- 2-way set associative 16KB instruction cache, 32KB operand cache
- Fully-associative TLB memory management unit
- SuperHyway Bus providing wide bandwidth with 2.1GB/s
- High-performance 2-way superscalar architecture
- High-density 16-bit instruction set
- Powerful 4-way FPU providing 1.9GFLOPS at 266 MHz
- Power consumption, less than 1mW/MHz at 266 MHz/1.2V

About SuperH, Inc.,

SuperH, Inc., was established as an independent company in 2001 following an agreement between STMicroelectronics and Hitachi to create an independently managed entity to develop processor cores for the open market.

The high-performance, low-cost power efficient SH-4 core, is targeted at the next generation digital consumer, automotive and telecommunications applications. Earlier this year SuperH released the SH5-100 series core expanding the portfolio of licensable IP offered by SuperH, Inc. In the future, SuperH, Inc. will develop all subsequent SuperH cores to the open market, including the development of the SH-6 and SH-7 cores.

The SuperH family of high-performance 32-bit and 64-bit RISC-based processor cores is ideally suited for applications that require a highly integrated system-on-chip solution that includes a powerful embedded processing engine and can run a wide variety of application software on industry-standard operating systems and middleware. SuperH processors are used in many fields including digital consumer products such as set-top boxes, and digital cameras and games platforms; factory automation systems and car information systems. Further information about SuperH products can be found on www.superh.com.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 130nm (0.13um) copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in early 2002), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

###

HSINCHU, TAIWAN

April 2[illegible]2



Press Release

Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

Faraday
Selina Ko
(886) 3-578-7888 ext. 8048
selina@faraday.com.tw

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

Faraday Expands Free Library Offerings for UMC's 130nm (0.13um) Logic Process

Long-term cooperative program will also develop a full portfolio of comprehensive IPs optimized for UMC's 90-nanometer process and beyond

HSINCHU, TAIWAN and MILPITAS, CA, April 25, 2002 – Faraday Technology Corporation (5404.TW), a leader in silicon Intellectual Properties (IP), and UMC (NYSE: UMC), a world leading semiconductor foundry, today announced the introduction of free low power and "Fusion" cell libraries for UMC's 130-nanometer (0.13-micron) logic process. The low power cell libraries are available immediately while the Fusion libraries, which enable compatibility between high-performance cell libraries and low-power cell libraries, will be available in the coming months. The two companies have also formed a cooperative program to develop a comprehensive set of IP elements optimized for UMC's 90nm process to give customers a wide range of resources ready for integration into complex system-on-a-chip (SoC) designs.



Press Release

Each of Faraday's new 130nm IP and cell libraries will fully comply with UMC's design rules that include models that support the industry's leading design tools, such as those from Synopsys, Cadence, and Avant!.

The availability of these resources help reduce design times, giving customers a competitive edge by minimizing time to tape-out. In addition to the IP and free library program, the long-term cooperative effort will focus on the development of a full range of IPs for both 130nm and 90nm generations.

"The cooperation with Faraday is designed to help customers reduce their time-to-market, allowing them to quickly adopt and design into the latest technology," said Dr. Fu Tai Liou, chief officer of worldwide sales and marketing for UMC. "We have a long working history with Faraday, and the introduction of Fusion libraries and IPs for our 130nm process demonstrates the productive relationship between our two companies. Now, SoC designers have a valuable design resource to maximize the performance potential and power consumption of their 130nm IC designs."

"Faraday's long-term relationship with UMC has distinguished our jointly developed process-dependent IPs as the industry's best choices," said H.P. Lin, President of Faraday. "We look forward to extending this relationship and to our continuing goal of providing an ever improving range of IPs and services to our growing base of clients."

For more information, please visit UMC's or Faraday's website, or directly



Press Release

contact Faraday's Roger Cheng (USA) at +1-408-935-0888.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 130nm (0.13um) copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in early 2002), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

About Faraday Technology Corporation

Faraday Technology Corporation has been providing remarkable ASIC design services and valuable IPs (Intellectual Properties) for customers ranging from small start-ups to large multinational IC design houses and system houses. With more than 350 employees and annual revenue of 2.4 billion NT Dollars in 2001, Faraday is the largest organization of its type in the Asia-Pacific area. Headquartered in Hsinchu, Taiwan, Faraday has branch offices around the world, including the U.S.A., Japan and Europe. More information on Faraday is available at http://www.faraday.com.tw



Contacts:

Chitung Liu / Ite Pan
UMC, Investor Relations
(886) 2-2700-6999 ext. 6957
Chitung_Liu@umc.com
Ite_Pan@umc.com

Luca Biondolillo / Susan Borinelli
Breakstone & Ruth
(646) 536-7012
Lbiondolillo@breakstoneruth.com
Sborinelli@breakstoneruth.com

UMC Reports 1Q02 Results

Results reflect a much stronger company; optimistic outlook for coming quarters

1Q02 Highlights[1]:

- **Net sales of NT$12.16 billion (US$347 million)**
- **Net income of NT$216 million (US$6 million)**
- **Earnings per ordinary share of NT$0.02, or earnings per ADS of US$0.003**
- **2002 CAPEX budget doubled to US$1.6 billion**

Taipei, Taiwan, R.O.C. – April 29, 2002 — United Microelectronics Corporation (NYSE: UMC; TAIEX: 2303), (UMC) today reported net income of NT$216 million for the three-month period ending on March 31, 2002, after reporting a loss for the last three consecutive quarters during one of the steepest downturns in the semiconductor industry.

UMC's operating loss for the first quarter narrowed QoQ to NT$2.45 billion, from a loss of NT$5.18 billion for 4Q01. At the same time, gross margin improved to 5.5 percent, from negative 2.1 percent, despite a QoQ decline in revenues of 12.8 percent.

UMC Vice Chairman & CEO John Hsuan said, "The important message that can be gained from our first quarter performance is that today we are a much stronger company than we were just one year ago."

"The unprecedented magnitude of the downturn experienced by the semiconductor industry in 2001 gave us – unfortunately – ample time to reorganize and carefully re-evaluate both internal and external policies. As a result, UMC today is not only a more solid company, but also a significantly more competitive one going forward."

[1] New Taiwan dollar (NT$) amounts have been converted into U.S. dollars at the ratio of NT$35.01 to one U.S. dollar.

"To date, we have made substantial adjustments to our Marketing, Sales and R&D departments, as well as in quality control and fab operations. Among other initiatives, we combined our R&D department and Fab8D into one single Central R&D (CRD) operation. We expect that, as a result of this initiative, we will benefit from an accelerated pace of research advances, thus better facilitating the production of new designs for our customers."

"Looking ahead, we see increasing improvements in the businesses of our customers and expect to continue to grow with them. In line with this, especially in light of the strength seen towards the latter part of the first quarter, we expect to see significant growth in our top line for quarter two. In fact, because of the strong demand pickup in 0.25- and 0.35-micron technologies, we cancelled the sale of the Fab8B 200-mm equipment that was announced in January. This became necessary to meet the growing capacity demand for applications such as optical storage drives, DVD players, LCD drivers and other consumer products. At the same time, during the first quarter we completed the civil works at our second 300-mm facility, UMCi. The Singapore-based fab currently expects to begin installing production equipment in January 2003, with the first pilot production scheduled for the second quarter of that year."

"Finally, in the current quarter we will begin mass production for customers adopting our 130-nanometer process technology. Early adopters include 2.5G/3G handset components, MPU/CPU, FPGA, and Graphic chips. We believe our continuous 130-nanometer generation design wins from the diversified applications of our customers will be the key driver of growth in the coming quarters."

Net Sales

UMC posted net sales for 1Q02 of NT$12.16 billion, representing a 48.5 percent decline from NT$23.59 billion for 1Q01, and a 12.8 percent decline from NT$13.94 billion for 4Q01. Average selling price (ASP) for the quarter declined QoQ by approximately 7 percent, mainly due to the seasonal decline in participation of 0.18-micron and below sales.

Table I shows the quarterly 8-inch equivalent wafer shipments, excluding shipments at UMCJ.

Table I Wafer Shipments, excluding JV's & subsidiaries

	1Q01	2Q01	3Q01	4Q01	1Q02
Wafer Shipments (thousands)	443	345	323	359	308

Tables II through VI offer a breakdown of unconsolidated UMC sales for 1Q02 by region, customer type, technology, application, and device type. Sales at UMCJ are not included in the calculations.

Table II shows a breakdown by geography of UMC sales classified according to the customer's geographical location.

Table II Breakdown by Geography, excluding JV's & subsidiaries

REGION	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02
North America	47%	46%	39%	35%	32%	29%
Asia Pacific	27%	24%	36%	47%	49%	54%
Europe	24%	28%	21%	15%	15%	14%
Japan	2%	2%	4%	3%	4%	3%

Table III shows a breakdown of UMC sales by customer type with customers classified as fabless companies, integrated device manufacturers (IDMs) and system companies.

Table III Breakdown by Customer Type, excluding JV's & subsidiaries

CUSTOMER TYPE	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02
Fabless	70%	67%	71%	81%	78%	82%
IDM	26%	28%	28%	18%	21%	17%
System	4%	5%	1%	1%	1%	1%

Table IV shows a breakdown of UMC sales by technology divided into 0.18-micron and below; between 0.18-micron and 0.25-micron; between 0.25-micron and 0.35-micron; and, 0.50-micron and above.

Table IV Breakdown by Technology, excluding JV's & subsidiaries

TECHNOLOGY	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02
<= 0.18um	17%	23%	14%	17%	20%	15%
0.18um < x <= 0.25um	37%	32%	37%	34%	23%	27%
0.25um < x < = 0.35um	28%	21%	27%	31%	41%	40%
>= 0.5um	18%	24%	22%	18%	16%	18%

Table V shows the breakdown by application. *Computer* consists of ICs such as HD controllers, DVD-ROM/CD-ROM drivers, LCD drivers, System DRAM and graphic processors. *Communication* consists of xDSL, DSP, WLAN, LAN controllers, Low Power-SRAM, handset components and others. *Consumer* consists of ICs used for DVD players, PDAs, smart card ICs, game consoles, digital cameras, caller ID devices and others.

Table V Breakdown by Application, excluding JV's & subsidiaries

APPLICATION	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02
Computer	33%	25%	31%	39%	41%	39%
Communication	40%	48%	34%	21%	22%	23%
Consumer	23%	26%	34%	38%	36%	36%
Others	4%	1%	1%	2%	1%	2%

Table VI shows the breakdown by device type. *Logic/Mixed Mode*, *DRAM*, *SRAM* and *Non-Volatile Memory*. The Logic/Mixed Mode process is used for chips such as ASIC, FPGA, MPU, MCU, graphic processors, and other. The *DRAM* process is used for chips such as EDO DRAM, SGRAM, router CAM, eDRAM and other. The *SRAM* process consists of chips such as high speed SRAM, low power SRAM, eSRAM and other. The *Non-Volatile Memory* process consists of FLASH, EEPROM, CPLD, Mask ROM, and other.

Table VI Breakdown by Device Type, excluding JV's & subsidiaries

DEVICE TYPE	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02
Logic/Mixed Mode	63%	63%	68%	66%	83%	84%
DRAM	13%	10%	7%	12%	2%	3%
SRAM	5%	4%	4%	5%	4%	1%
Non-Volatile	19%	23%	21%	17%	11%	12%

Gross profit and gross margin

Gross profit for the quarter was NT$674 million, compared with a gross profit of NT$9.60 billion for 1Q01 and a loss of NT$288 million for 4Q01. Gross margin for the quarter was 5.5 percent, compared with gross margin of 40.7 percent for 1Q01 and negative 2.1 percent for 4Q01. The QoQ improvement in gross margin was mainly due to the inventory clean up of the Licensed Products Division (LPD) in 4Q01, which was closed in 3Q01.

Operating expenses

Operating expenses for the quarter increased YoY by 4.3 percent to NT$3.13 billion, or 25.7 percent of net sales, from 12.7 percent for the year-ago quarter at NT$3.00 billion, and from 35.1 percent for 4Q01 at NT$4.89 billion. R&D expenditures for the quarter represented 63.7 percent of operating expenses, or 16.4 percent of net sales. Operating expenses dropped significantly from the previous quarter. In Q401, operating expenses reached extraordinary levels due to a significant rise in activities related to new design tapeouts and the resumption of regular employee salary adjustments.

Investment income (loss)

Investment income for 1Q02 was NT$405 million, compared with an investment income of NT$140 million for 1Q01 and an investment loss of NT$366 million for 4Q01. Investment income for 1Q02 included a loss of NT$391 million for the now-ended JV Trecenti, and income of NT$148 million at UMCJ.

Non-operating income

Net non-operating income for 1Q02 was NT$2.67 billion, of which NT$1.99 billion was a gain from the sale of 2.86 million shares in MediaTek, a leading fabless semiconductor design company, which was spun off from UMC in 1997.

Capacity & Capital Expenditures

For fiscal year 2002, UMC currently expects to make unconsolidated capital expenditures of US$1.6 billion, double the US$800 million initially forecasted at the end of 2001. Better than expected demand drove the acceleration in capacity expansion. The CAPEX plan will be mainly used for Fab12A capacity expansion, 130-nanometer copper modules in Fab8D, and a small portion to alleviate operation bottlenecks at other fabs. The Company remains committed to its 12-inch expansion plan. With respect to the expansion schedule of UMCi, it was readjusted to better reflect the changing demand. At this stage, the Company expects to initiate equipment installation at UMCi in 1Q03.

Tables VII offers a detailed breakdown of UMC's planned CAPEX by year. The 2002 CAPEX figure does not include UMCJ and UMCi.

Table VII Capital Expenditures by Year, excluding JV's & subsidiaries

CAPEX PLAN – IN BILLIONS OF US$					
Year	1998	1999	2000	2001	2002(e)
	$1.7	$1.9	$2.8	$1.1	$1.6

Table VIII summarizes the estimated annual full capacity of each fab for the years 1999 through 2001 and the expected capacity at each fab for 2002. Because of the capacity migration to increased finer line-width geometries, all 8-inch fab capacity is shown as shrinking in 2002(e).

Table VIII Annual Capacity in thousands of 8-inch wafer equivalents, excluding JV's & subsidiaries

FAB		Geometry (um)	1999	2000	2001	2002(e)
Fab 5A(1)	5"	>0.8	159	33	--	--
Fab 6A	6"	3.5-0.45	318	348	345	349
Fab 8A	8"	0.35 – 0.25	375	491	528	470
Fab 8B	8"	0.35 – 0.18	405	435	415	394
Fab 8C	8"	0.35 – 0.15	213	416	460	394
Fab 8D	8"	0.25 – 0.09	--	94	290	251
Fab 8E	8"	0.35 – 0.18	180	373	474	374
Fab 8F	8"	0.25 – 0.15	--	139	351	361
Fab 12A	12"	0.18 – 0.13	--	--	22	125
Total (8" eq.) (2)			**1650**	**2329**	**2885**	**2718**
YoY Growth Rate			35%	41%	24%	-6%

(1) Fab 5A was sold in 2Q00
(2) One 6-inch wafer is converted into 0.5625 8-inch equivalent wafer; one 12-inch wafer is converted into 2.25 8-inch equivalent wafers.

Table IX shows the quarterly capacity utilization rates, which were calculated from quarterly wafer-out quantity divided by total 8-inch equivalent capacity.

Table IX Quarterly Capacity Utilization Rate, excluding JV's & subsidiaries

	1Q01	2Q01	3Q01	4Q01	1Q02
Utilization rate (%)	70%	44%	36%	48%	50%
Total Capacity (8-inch eq. in thousands)	665	728	742	750	616

Table X summarizes the estimated quarterly full capacity from 1Q01 through 4Q02(e).

Table X Quarterly Capacity Plan by fab[2] in thousands of 8-inch wafer equivalents, excluding JV's & subsidiaries

FAB	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02(e)	3Q02(e)	4Q02(e)
Fab 6A	79	88	89	89	82	89	89	89
Fab 8A	125	133	135	135	113	119	119	119
Fab 8B	94	105	108	108	89	89	108	108
Fab 8C	107	117	118	118	93	100	100	101
Fab 8D	65	75	75	75	59	64	64	64
Fab 8E	114	120	120	120	90	94	95	95
Fab 8F	81	90	90	90	75	79	96	111
Fab 12A			7	15	15	20	30	60
Total (8-inch eq.)	665	728	742	750	616	654	701	747

Net Income/Loss[3]

Net income for 1Q02 was NT$216 million, compared with a net loss of NT$3.75 billion for 4Q01. Net income for the same quarter in 2001 was NT$6.47 billion. Net margin for the quarter increased to 1.8 percent, from negative 26.9 percent for 4Q01. Net margin for the year-ago same period was 27.4 percent.

Income per ADS for the quarter was US$0.003. One ADS represents five Taiwan-listed ordinary shares.

Second Quarter of 2002 Outlook & Guidance

Revenue for the second quarter of 2002 is expected to show strong QoQ growth with capacity utilization rate growing to approximately 70 percent, from 50 percent for 1Q02. ASP per wafer should also improve QoQ by high single digit percentage points due to better sales mix. Operating profit margin, as a result, is expected to return to the positive territory.

[2] Estimated capacity numbers are based on calculated maximum output rather than designed capacity. The actual capacity numbers may differ depending upon equipment delivery schedules, pace of migration to more advanced process technologies, and other factors affecting production ramp ups.
[3] Net income per ordinary share for 1Q02 under ROC GAAP was NT$0.02. Total weighted average outstanding shares for 1Q02, were 12,713,949,993 shares, compared with 13,298,095,694 shares for 1Q01. Total weighted average outstanding shares for 4Q01 were 13,169,235,416 shares.



Recent Developments & News

Trident and UMC Announce Industry Breakthrough Performance-Per-Watt DX8.1 Graphics Processor for Notebooks

On April 16, 2002, Trident Microsystems, Inc. (Nasdaq: TRID), and UMC announced that Trident is now sampling the XP4 the industry's first 3D graphics processor fabricated using UMC's advanced 130-nanometer CMOS process technology. The XP4 fully implements the DirectX 8.1 graphics standard from Microsoft and delivers one billion pixels/sec performance while consuming less than three watts (max). The breakthrough performance-per-watt is more than twice that of all other competitors.

The XP4 uses only 30 million transistors, which is less than half the number of transistors of the nearest desktop equivalent in functionality and performance.

UMCi Holds Topping Off Ceremony for 300-mm Semiconductor Fab in Singapore

On April 11, 2002, UMCi, the Singapore-based joint venture between the world-leading semiconductor foundry UMC, Infineon Technologies AG (IFX), and EDBI, held the topping off ceremony for its 300-mm wafer fab in the Pasir Ris Wafer Fab Park in Singapore. Robert Tsao, Chairman of UMC and UMCi, and UMCi President Chris Chi hosted the event. The "topping off" ceremony was held to commemorate the completion of the roofing structure of the fab, an important milestone in the completion of the civil construction stage of the facility. UMCi is now on a new schedule to install production equipment in January 2003 in preparation for pilot production in the following quarter.

Investment in the facility is expected to reach US$3.6 billion, with a total planned capacity of 40,000 wafers per month. Production will begin in the second quarter of 2003 and will focus on large die-size system-on-chip (SOC) chips utilizing UMC's advanced 130-nanometer and 90-nanometer copper/low k process technologies.

UMC and Micronas Collaborate on Low-cost, High-performance Flat-panel Video Controller ICs

On April 2, 2002, Micronas, the Germany-based IC developer, and UMC announced the first-pass silicon success of the DPS 9450 video controller chip. The DPS 9450, designed in UMC's 0.18-micron mixed-mode CMOS technology, provides a single-chip solution that greatly simplifies integration of video and TV functionality for the fast-growing flat-panel display market that includes LCD and plasma displays.

The DPS 9450 is a true system-on-chip design that includes IP, embedded memories, I/Os and customized high-performance analog macros. The combination of these elements into one IC ensures that the DPS 9450 controller chip is able to deliver higher performance with greater efficiency at lower system costs over traditional multi-chip configurations.

UMC Appoints John Hsuan as CEO

On April 1, 2002, UMC announced that effective April 1st, Robert Tsao will no longer serve as the company CEO. The position will be taken over by Vice Chairman John Hsuan, while Robert will continue to serve as Chairman for the company.

UMC expressed, "This top-level reorganization will allow our management team to maximize our efficiency by allowing us to better specialize our individual efforts. Vice Chairman John Hsuan possesses extensive sales and marketing experience, making him a particularly ideal candidate for the CEO position. This move also reflects UMC's customer-centric mentality, as it will create a more dynamic management team allowing us to further focus our efforts towards gaining market share as the industry recovers."

UMC Board Passes Dividend Proposal

On March 14, 2002, UMC held a meeting of the Board of Directors and Supervisors, at which the Board passed the following items for proposal at the 2002 General Shareholders Meeting to be held on June, 3, 2002 (Monday) at 9:30 AM (Taipei Time) at the Hsinchu Science Park Workers Recreation Center:

1. The company's revenue for 2001 was NT$64,493 million with an after tax loss of NT$3,157 million. This is an after tax loss of NT$0.24 per share.

2. The company adopted a proposal for the distribution of a stock dividend of 150 common shares for every 1000 shares held by shareholders.

3. The company will issue 171,132,018 new shares for distribution as employee bonuses.

ARM and UMC Expand Foundry Program Alliance

On Mar. 12, 2002 - UMC and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of embedded RISC processor technology, today announced that UMC has licensed the ARM946E™ core and the ARM1022E™ core. With this new agreement, UMC, an ARM Foundry Program Partner, offers an expanded portfolio of ARM® cores to designers of ARM core-based solutions.

XILINX and UMC Announce Revolutionary CPLD Process Roadmap

On February 25, 2002, Xilinx, Inc. (NASDAQ:XLNX) and UMC unveiled the industry's first CPLD process technology scalable to 90-nanometer. Xilinx began shipping samples of its 0.18-micron, 1.8 volt CoolRunner-II RealDigital CPLDs, based on the new process technology, late in 2001 and plans introduction of a 130-nanometer CPLD process in the first half of 2003. The 130-nanometer devices will operate at 1.5 to 1.2 volt.

Hitachi and UMC End Trecenti Joint Venture Agreement

On February 19, 2002, Hitachi, Ltd. (Hitachi)(NYSE: HIT) and UMC announced that they have agreed to discontinue the joint management of Trecenti Technologies, Inc. (Trecenti), the 300mm fab company located in Hitachinaka City, Ibaraki prefecture, Japan. In early April, UMC transferred its 40% equity interest in Trecenti to Hitachi. UMC will concentrate on its wholly owned Fab 12A in Taiwan and UMCi subsidiary in Singapore, while Hitachi focuses on Trecenti.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 130-nanometer copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in early 2002), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

Safe Harbor Statements

Except for statements in respect of historical matters, the statements in this release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual performance, financial condition or results of operations of UMC to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things: our dependence upon frequent introduction of new services and technologies based on the latest developments; the intensely competitive semiconductor, personal computer and communications industries and markets; the risks associated with international global business activities; our dependence upon key personnel; general economic and political conditions, including those related to the semiconductor, personal computer and communications industries; possible disruptions in commercial activities caused by natural and human induced disasters, including terrorist activity and armed conflict, such as reduced end-user purchases relative to expectations and orders; fluctuations in foreign currency exchange rates; and those risks identified in the section entitled "Risk Factors" in UMC's Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on January 2, 2002, as amended and supplemented.

The financial statements included in this release were prepared and published in accordance with ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP, as described in the notes to the financial statements on Form 6-K filed with the U.S. Securities and Exchange Commission on March 29, 2002.

The forward-looking statements in this release reflect the current belief of UMC as of the date of this release and UMC undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

- FINANCIAL TABLES TO FOLLOW -

The Foundry of Choice

UMC
2002 Q1 Financial Review

April 29, 2002

UMC

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Except for statements in respect of historical matters, the statements in this release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual performance, financial condition or results of operations of UMC to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things: our dependence upon frequent introduction of new services and technologies based on the latest developments; the intensely competitive semiconductor, personal computer and communications industries and markets; the risks associated with international global business activities; our dependence upon key personnel; general economic and political conditions, including those related to the semiconductor, personal computer and communications industries; possible disruptions in commercial activities caused by natural and human induced disasters, including terrorist activity and armed conflict, such as reduced end-user purchases relative to expectations and orders; fluctuations in foreign currency exchange rates; and those risks identified in the section entitled "Risk Factors" in UMC's Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on January 2, 2002, as amended and supplemented.

The financial statements included in this release were prepared and published in accordance with ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP, as described in the notes to the financial statements on Form 6-K filed with the U.S. Securities and Exchange Commission on March 29, 2002.

The forward-looking statements in this release reflect the current belief of UMC as of the date of this release and UMC undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.


UMC

Income Statement - QoQ

Unit: NT M

	Q1-02	%	Q4-01	%	Change %
Net Operating Revenues	12,159	100.0	13,942	100.0	(12.8)
Gross Margin	674	5.5	(288)	(2.1)	-
Operating Expenses	(3,126)	(25.7)	(4,887)	(35.0)	(36.0)
Operating Income (Loss)	(2,452)	(20.2)	(5,175)	(37.1)	(52.6)
Net Non-operating Income	2,670	22.0	533	3.8	400.9
Net Income (Loss)	216	1.8	(3,753)	(26.9)	-
EPS (NTD)	0.02		(0.29)		
EPADS (USD)	0.003		(0.041)		

Note:

1. Information enclosed is UMC unconsolidated financial data.
2. Exchange rate 35.01 was used to translate NTD to USD.


UMC

Income Statement - YoY: 3 Months

Unit: NT M

	Q1-02	%	Q1-01	%	Change %
Net Operating Revenues	12,159	100.0	23,593	100.0	(48.5)
Gross Margin	674	5.5	9,603	40.7	(93.0)
Operating Expenses	(3,126)	(25.7)	(2,998)	(12.8)	4.3
Operating Income (Loss)	(2,452)	(20.2)	6,605	27.9	-
Net Non-operating Income (Expenses)	2,670	22.0	(123)	(0.5)	-
Net Income	216	1.8	6,474	27.4	(96.7)
EPS (NTD)	0.02		0.49		
EPADS (USD)	0.003		0.070		

Note:

1. Information enclosed is UMC unconsolidated financial data.
2. Exchange rate 35.01 was used to translate NTD to USD.

Investment Income

Unit: NT M

	Q1-02	Q4-01
UMCJ	148	(77)
Unimicron	55	64
Faraday	23	33
Novatek	66	65
Trecenti	(391)	(532)
Others	504	81
Total	405	(366)

Average Selling Price Trend- 8" Wafer Equivalent



Unit: USD

2,000
1,500
1,000
500
0

Q1-01
Q2-01
Q3-01
Q4-01
Q1-02


UMC

Balance Sheet Highlight - March 31, 2002

	Unit: NT M
Cash and Cash Equivalents	60,812
Long-term Investments	57,639
Fixed Assets	148,841
Total Assets	293,687
Current Liabilities	25,694
Long-term Debts	51,631
Stockholders' Equity	211,744
Depreciation Expense (YTD)	*8,066*


UMC

Sales Breakdown by Geography

2002 Q1


Europe
14%
Japan
3%
North
America
29%
Asia
54%

2001 Q4


Europe
15%
Japan
4%
North
America
32%
Asia
49%

Sales Breakdown by Customer


2002 Q1
System
1%
IDM
17 %
Fabless
82%
2001 Q4
System
1%
IDM
21 %
Fabless
78%

Sales Breakdown by Application

2002 Q1

Other 2%
Computer 39%
Communication 23%
Consumer 36%

2001 Q4

Other 1%
Computer 41%
Communication 22%
Consumer 36%


UMC

Sales Breakdown by Technology

2002 Q1



> 0.5u
5%
≤ 0.18u 15%
0.5u
13%
0.35u
40%
0.25u
27%

2001 Q4



> 0.5u
4%
≤ 0.18u 20%
0.5u
12%
0.35u
41%
0.25u
23%

Sales Breakdown by Device Type



2002 Q1


SRAM 1%
DRAM 3%
NVM 12%
Logic/Mixed mode 84%

2001 Q4


SRAM 4%
DRAM 2%
NVM 11%
Logic/Mixed mode 83%

For more information regarding UMC

www.umc.com

For all inquiries, suggestions, and comments

ir@umc.com



UNITED MICROELECTRONICS CORPORATION
Condensed Unconsolidated Balance Sheet

As of March 31, 2002

Figures in Million of New Taiwan Dollars (NT$) and U.S. Dollars (US$)

	March 31, 2002		
	US$	NT$	%
ASSETS			
Current Assets			
Cash and Cash Equivalents	1,737	60,812	20.7%
Marketable Securities	1	50	0.0%
Notes & Accounts Receivables	203	7,098	2.5%
Inventories	187	6,533	2.2%
Other Current Assets	134	4,687	1.6%
Total Current Assets	2,262	79,180	27.0%
Non-Current Assets			
Funds and Long-term Investments	1,646	57,639	19.6%
Property, Plant and Equipment	4,251	148,841	50.7%
Intangible Assets	1	28	0.0%
Other Assets	229	7,999	2.7%
TOTAL ASSETS	8,389	293,687	100.0%
LIABILITIES			
Current Liabilities			
Short-term Loans	0	0	0.0%
Payables	509	17,840	6.1%
Current Portion of Long-term Liabilities	172	6,009	2.0%
Other Current Liabilities	53	1,845	0.6%
Total Current Liabilities	734	25,694	8.7%
Non-Current Liabilities			
Bonds Payable	1,099	38,476	13.1%
Long-term Loans	376	13,155	4.5%
Other Liabilities	132	4,618	1.6%
TOTAL LIABILITIES	2,341	81,943	27.9%
STOCKHOLDERS' EQUITY			
Capital Stock	3,809	133,357	45.4%
Capital Reserve	2,347	82,151	28.0%
Retained Earnings, Unrealized Long-term Investment Loss and Translation Adjustment	708	24,802	8.4%
Treasury Stock	(816)	(28,566)	-9.7%
TOTAL STOCKHOLDERS' EQUITY	6,048	211,744	72.1%
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,389	293,687	100.0%

Note : New Taiwan Dollars have been translated into U.S. Dollars at the March 31, 2002 exchange rate of NT$ 35.01 per U.S. Dollar.
All figures are in ROC GAAP.

UMC

UNITED MICROELECTRONICS CORPORATION

Condensed Unconsolidated Income Statement

Figures in Million of New Taiwan Dollars (NT$) and U.S. Dollars (US$)
Except Per Share and Per ADS Data

	Year Over Year Comparison					Quarter Over Quarter Comparison				
	Three-Month Period Ended					Three-Month Period Ended				
	March 31, 2002		March 31, 2001		%	March 31, 2002		December 31, 2001		%
	US$	NT$	US$	NT$	Chg.	US$	NT$	US$	NT$	Chg.
Net Sales	347	12,159	674	23,593	-48.5%	347	12,159	398	13,942	-12.8%
Cost of Goods Sold	(328)	(11,485)	(400)	(13,990)	-17.9%	(328)	(11,485)	(406)	(14,230)	-19.3%
Net Gross Profit	19	674	274	9,603	-93.0%	19	674	(8)	(288)	-
	5.5%	5.5%	40.7%	40.7%		5.5%	5.5%	-2.1%	-2.1%	
Operating Expenses										
- Sales & Marketing	6	201	7	251	-19.9%	6	201	32	1,123	-82.1%
- General & Administrative	26	933	26	886	5.3%	26	933	42	1,479	-36.9%
- Research & Development	57	1,992	53	1,861	7.0%	57	1,992	66	2,285	-12.8%
	89	3,126	86	2,998	4.3%	89	3,126	140	4,887	-36.0%
Operating Income (Loss)	(70)	(2,452)	188	6,605	-	(70)	(2,452)	(148)	(5,175)	-52.6%
	-20.2%	-20.2%	27.9%	27.9%		-20.2%	-20.2%	-37.1%	-37.1%	
Net Non-Operating Income (Expenses)	76	2,670	(3)	(123)	-	76	2,670	15	533	400.9%
Income (loss) before Income Tax	6	218	185	6,482	-96.6%	6	218	(133)	(4,642)	-
	1.8%	1.8%	27.4%	27.4%		1.8%	1.8%	-33.3%	-33.3%	
Income Tax (Expense) Benefit	-	(2)	-	(8)	-75.0%	-	(2)	26	889	-
Net Income (Loss)	6	216	185	6,474	-96.7%	6	216	(107)	(3,753)	-
	1.8%	1.8%	27.4%	27.4%		1.8%	1.8%	-26.9%	-26.9%	
Earnings per share	0.001	0.02	0.014	0.49		0.001	0.02	(0.008)	(0.29)	
Earnings per ADS [(2)]	0.003	0.10	0.070	2.45		0.003	0.10	(0.041)	(1.45)	
Weighted Average Number of Shares Outstanding (in millions)		12,714		13,298			12,714		13,169	

Note:

(1) New Taiwan Dollars have been translated into U.S. Dollars at the March 31, 2002 exchange rate of NT$ 35.01 per U.S. Dollar.
All figures are in ROC GAAP.

(2) 1 ADS equals 5 ordinary shares.

UMC

UNITED MICROELECTRONICS CORPORATION
Condensed Unconsolidated Income Statement

Figures in Million of New Taiwan Dollars (NT$) and U.S. Dollars (US$)
Except Per Share and Per ADS Data

	For the Three-Month Period Ended March 31, 2002			For the Year Ended March 31, 2002		
	US$	NT$	%	US$	NT$	%
Net Sales	347	12,159	100%	347	12,159	100%
Cost of Goods Sold	(328)	(11,485)	-94.5%	(328)	(11,485)	-94.5%
Net Gross Profit	19	674	5.5%	19	674	5.5%
Operating Expenses						
- Sales & Marketing	6	201	1.6%	6	201	1.6%
- General & Administrative	26	933	7.7%	26	933	7.7%
- Research & Development	57	1,992	16.4%	57	1,992	16.4%
	89	3,126	25.7%	89	3,126	25.7%
Operating Loss	(70)	(2,452)	-20.2%	(70)	(2,452)	-20.2%
Net Non-Operating Income (Expenses)	76	2,670	22.0%	76	2,670	22.0%
Income before Income Tax	6	218	1.8%	6	218	1.8%
Income Tax Expense	-	(2)	0.0%	-	(2)	0.0%
Net Income	6	216	1.8%	6	216	1.8%
Earnings per share	0.001	0.02		0.001	0.02	
Earnings per ADS [(2)]	0.003	0.10		0.003	0.10	
Weighted Average Number of Shares Outstanding (in millions)		12,714			12,714	

Note:

(1) New Taiwan Dollars have been translated into U.S. Dollars at the March 31, 2002 exchange rate of NT$ 35.01 per U.S. Dollar.
All figures are in ROC GAAP.

(2) 1 ADS equals 5 ordinary shares.



UNITED MICROELECTRONICS CORPORATION
Condensed Unconsolidated Statement of Cash Flows

For The Three Months Ended March 31, 2002

Figures in Million of New Taiwan Dollars (NT$) and U.S. Dollars (US$)

	US$	NT$
Cash flows from operating activities :		
Net Income	6	216
Depreciation & Amortization	248	8,695
Bad debt expense	1	21
Long-term investment income accounted for under the equity method	(11)	(405)
Provision for inventory loss	(3)	(111)
Gain on disposal of investments	(61)	(2,125)
Loss on disposal of property, plant and equipment	0	3
Change in working capital & others	37	1,296
Net cash provided from operating activities	217	7,590
Cash flows from investing activities :		
Increase in marketable securities	30	1,048
Increase in long-term Investments	(2)	(59)
Proceeds from disposal of long-term investments	64	2,228
Acquisition of property, plant and equipment	(130)	(4,569)
Proceeds from disposal of property, plant and equipment	1	42
Increase in deferred assets / other assets / intangible assets	(3)	(95)
Net cash used in investing activities	(40)	(1,405)
Cash flows from financing activities :		
Decrease in long-term loans	(49)	(1,712)
Treasury stock	(62)	(2,178)
Net cash used in financing activities	(111)	(3,890)
Net increase in cash and cash equivalents	66	2,295
Cash and cash equivalents at beginning of period	1,671	58,517
Cash and cash equivalents at end of period	1,737	60,812

Note: New Taiwan Dollars have been translated into U.S. Dollars at the March 31, 2002 exchange rate of NT$ 35.01 per U.S. Dollar.
All figures are in ROC GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 5/2/2007

By [signature]

Stan Hung

Chief Financial Officer